LIMITED SUMMARY REPORT


                       Two (2) Shopping Centers

             Mid Atlantic Centers Limited Partnership



                       As of December 1, 1997

                           Prepared For:

            Mid-Atlantic Centers Limited Partnership
           c/o Realty Capital IV Limited Partnership
             111 South Calvert Street, 17th Floor
               Baltimore, Maryland  21203-1476

           Mid-Atlantic Centers Limited Partnership
              c/o FW Realty Limited Partnership
                   4350 East-West Highway
                         Suite 400
                  Bethesda, Maryland  20814

                         Submitted by:

                Sapperstein & Associates, LLC
                6917 Arlington Road Suite 300
                  Bethesda, Maryland  20814
                     File No. 980202DG

February 2, 1998

Mid-Atlantic Centers Limited Partnership
c/o Realty Capital IV Limited Partnership
111 South Calvert Street, 17th Floor
Baltimore, Maryland  21203-1476

Mid-Atlantic Centers Limited Partnership
c/o FW Realty Limited Partnership
4350 East-West Highway, Suite 400
Bethesda, Maryland  20814

Subject:	Limited Summary Report for Two (2) Shopping Centers

To:		Mid-Atlantic Centers Limited Partnership
     Realty Capital IV Limited Partnership
     FW Realty Limited Partnership

Pursuant to your request and our letter of engagement, please be advised that we have prepared a "limited summary" appraisal document as described below.

This is a Summary Appraisal Report which is intended to comply with the reporting requirements set forth under Standards Rule 2-2(b) of the Uniform Standards of Professional Appraisal Practice for a Summary Appraisal Report. As such, it presents only summary discussions of the data, reasoning, and analyses that were used in the appraisal process to develop the appraiser's opinion of value. Supporting documentation concerning the data, reasoning, and analyses is retained in the appraiser's file. The depth of discussion contained in this report is specific to the needs of the client and for the intended use stated below. The appraiser is not responsible for unauthorized use of this report.

Furthermore, in accordance with prior agreement between the Client and the appraiser, this report is the result of a limited appraisal process in that certain allowable departures from specific guidelines of the Uniform Standards of Professional Appraisal Practice were involved. The intended user of this report is warned that the reliability of the value conclusion provided may be impacted to the degree there is departure from specific guidelines of USPAP.

Specifically, the Sales Comparison and Cost Approaches were not employed. Only the Income Approach to valuation was employed in this appraisal. In addition, the properties were not inspected.

The subject of this appraisal consists of two (2) neighborhood and community shopping centers located in North Carolina, and Virginia.

Purpose and Function of the Appraisal

The purpose of this appraisal is to estimate the current Market Value "as is" of the Leased Fee Estate of each individual property as of December 1, 1997, based on the projected net operating incomes for the properties. This estimate of value recognizes binding lease commitments presently in effect with the properties' various tenants. The market value estimates reflect the most probable price in terms of financial arrangements equivalent to cash (i.e., market rate, conventional financing).

The function of this assignment is to provide the Client with an estimate of market value for internal purposes and to provide certain information required by retirement account investors of the Client. This appraisal document should only be used by the Client in ascertaining the value of the subject properties as it relates to the Client's portfolio management. This document is not suitable nor should it be used for mortgage lending, tax appeal, or litigation purposes. The appraisers' knowledge of the function of this assignment is not and should not be construed as bias with regard to the opinion(s) of value rendered herein.

Per the Client's request and to the best of our knowledge, this report conforms with the Uniform Standards of Professional Appraisal Practice of the Appraisal Foundation; and, the Code of Professional Ethics and Standards of Professional Practice of the Appraisal Institute.

Definition of Market Value

Market Value is defined as:

"The most probable price which a property should bring in a competitive and open market under all conditions requisite to a fair sale, the buyer and seller each acting prudently and knowledgeably, and assuming the price is not affected by undue stimulus. Implicit in this definition is the consummation of a sale as of a specified date and the passing of title from seller to buyer under conditions whereby:

1. Buyer and seller are typically motivated.
2. Both parties are well informed or well advised, and acting in what they consider their own best interests;
3. A reasonable time is allowed for exposure in the open market;
4. Payment is made in terms of cash in United States dollars or in terms of financial arrangements comparable thereto; and
5. The price represents the normal consideration for the property sold unaffected by special or creative financing or sales concessions granted by anyone associated with the sale.

Definition of Leased Fee Estate

Leased Fee Estate is defined as:

"an ownership interest held by a landlord with the right of use and occupancy conveyed by lease to others; the rights of lessor or the leased fee owner and leased fee are specified by contract terms contained within the lease.

Scope/Extent of the Investigation Process

In completing the appraisal, we have performed the following investigations and analyses. The valuation of the properties were limited to an income capitalization approach to value, as this is the most appropriate method of valuation for shopping center properties. The investigation and analyses performed are summarized below.

-The Client has provided income and expense operating histories and current rent rolls for each property. Operating histories were provided for the period from 1989 to 1996. In addition, the current year's operating histories were provided for January through September and budgeted amounts for the remainder of the year. Rent Rolls for each property were provided, dated September 1, 1997. The information obtained from the Rent Rolls was updated with conversations with the property manager.

 -The following data has not been provided: architectural plans and specifications, environmental/soil/structural building studies, plats, and surveys. Furthermore, the subject properties have not been personally inspected. The appraisers have relied upon representations of the Client regarding the condition of each property. The appraiser reserves the right to modify its value conclusions if the condition of the properties is different from that represented by the Client.

-For each property, we analyzed the rent roll in order to make projections for gross revenues and vacancy. The income and expenses were estimated based on an evaluation of the operating histories for each property. As each of these centers has an operating history and recent leasing activity, there was adequate information available for each property to make assumptions regarding the projected income streams. We also compared the income and expense projections with regional averages provided in the Urban Land Institute's Dollars and Cents of Shopping Centers (1995 Edition). Furthermore, brokers and other appraisers were contacted regarding current conditions in the subject markets and appropriate capitalization yield rates.

The appraisal process for each of the properties involved the following:

Analysis of the operating history and rent roll for a determination of current rent levels, existing vacancy, potential future vacancy, and future operating expenses.

Prospective cash flows were developed to estimate the first-year net operating income as well as a net present value summary of the discounted cash flow (DCF) analysis. The ARGUS Version 7 software program was employed in this analysis.

Estimate appropriate capitalization rates and yield rates for each property. Discussions were held with appraisers and/or brokers in the respective markets of the subject properties to ascertain appropriate capitalization rates and discount rates. Furthermore, discussions were held with these individuals to discuss the subjects' respective positioning within the market, and market rents.

Estimate the market value of each property utilizing the direct capitalization and discounted cash flow (DCF) methodologies.

Valuation Methodology

The sole approach employed in the valuation of the subject properties is the Income Approach. In this approach, the property's potential net operating income stream is estimated and capitalized into a value estimate. The estimate of stabilized net income is based upon projections of the subjects' historical income and expense. An estimate of market value is than obtained by taking the income as projected, and applying a capitalization rate. This method is referred to as Direct Capitalization.

Another method of valuation within this approach forecasts the potential gross income, vacancy, expenses, and the resulting net income over a typical holding/analysis period. The property is assumed to be sold at the end of the term and the net proceeds from the sale (reversion) are combined with the last year's net income to become part of that year's cash flow. In this case, cash flow is net income available before paying debt service. The cash flows are converted to a present value using a market derived that is developed for the holding period is commonly referred to as the Discounted Cash Flow model, or DCF. We have used the computer program ARGUS to develop the Discounted Cash Flow.

The income approach is utilized by many institutional investors when considering the purchase of an income-producing property. The selection of appropriate capitalization and yield rates are based on the subject properties' income generating characteristics, and market derived investment criteria for similar properties.

Income and Expense Analysis

The estimates of income and associated expenses are based upon current negotiated lease terms and conditions at the subject. As each of these centers has an operating history and recent leasing activity, there was adequate information available within each subject property to make assumptions regarding the projected income streams. In addition, we also compared the income and expense projections with regional averages provided in the Urban Land Institute's Dollars and Cents of Shopping Centers.

Effective Gross Income

Effective gross income is the sum of potential gross revenue less vacancy. Potential gross revenue is the total income attributable to a property at 100% occupancy. In addition, potential gross income includes the income derived from the reimbursement of expenses by tenants as specified in the leases.
The subject properties are anticipated to generate income primarily from contract rent, and expense pass-throughs.

Rental Revenue: The rental revenue is the stated contract rent for the contract tenants and the estimated market rent for the vacant space. Additional income from percentage rent and miscellaneous income was employed consistent with each properties' operating history.

Reimbursement Revenue: The recoveries represent the tenant reimbursements for operating expenses that are passed through to the tenants. These reimbursements are based on the individual lease agreements for each tenant within each of the shopping centers.

General Vacancy: An allowance for reductions in potential income attributable to vacancies, tenant turnover, and non-payment of rent. This item depends upon current vacancy at each center, the properties' occupancy history, and expectation for the future.

Operating Expenses

Reimbursable expenses are those expenses which are reimbursed by the tenants on a pro-rata basis and generally include real estate taxes, insurance, common area utilities, and repairs and maintenance of the common area. Non-reimbursable expenses are those expenses which are not reimbursed by the tenants and generally include professional fees, promotion and advertising, and miscellaneous administrative expenses. Management may be treated as a reimbursable or non-reimbursable expense. The determination of whether an expense is reimbursable is based on the lease terms of the individual leases.

Real Estate Taxes were based on actual real estate taxes for the current fiscal year.

Insurance: These expenses were projected based upon an increase of 3% over the expense for the prior year.

CAM/Utilities: This expense category includes such items as the maintenance and repair of the subject's exterior improvements, elevations/facade, parking lot and pedestrian walkway areas, grounds/landscaping, snow and trash removal, general repairs, maintenance, and cleaning and utility usage in the common areas. In addition, this expense includes utility usage in the tenants' spaces if they are not individually metered and billed by the respective utility companies. We have projected this expense to be 3% higher than the prior year's expense, or in the cases where this expense has fluctuated significantly over the last three years, we have averaged the expense history.

Management: A management fee of 6.0% was deducted from the income stream as the management expense. This amount is based on the amount currently charged by management to manage the subject properties. Typical management agreements are based on a range of 4.0% to 6.0% of the effective gross income.

Miscellaneous: This category includes legal, accounting, professional fees, promotional expenses, and miscellaneous sundry expenditures. The miscellaneous expense was projected based upon an average of the prior year's expenses for this category. In estimating the averages, we have excluded those years where the amounts represented an aberration from the normal, and thus averaged the prior years' totals.

Discount Cash Flow Analysis

The following assumptions have been used in projecting the cash flows and determining the values of the individual properties.

The DCF analysis is based on an all-cash purchase, a ten-year holding period and resale with no seller financing.

Market rent and expenses are projected to increase throughout the analysis at a rate of 3.0%. This is consistent with parameters of investors as identified in the Korpacz Real Estate Investor Survey, our expectation of C.P.I. growth and consistent with the lease escalation provisions of many of the subject leases. During the lease terms, base rent will increase based upon negotiated contractual lease terms.

Tenant Fit-Up is typically the responsibility of the tenant. Upon lease rollover, a rate of $2.00 per square foot has been allocated. A 50% to 65% renewal rate was assumed for existing tenants.

A cost of sale at the end of the analysis period is estimated to be 4.0% and is deducted from the capitalized value at the end of the 10 year holding period. These costs include broker's commission and seller's share of the closing and recording costs.

Capitalization rates used range from 10.5% to 12.0%. The applicable rate for each property is dependent on age, condition, tenancy, location, vacancy, upcoming lease expirations, and general investor expectations for the individual markets. We have also relied upon the Client's representation as to the market appeal of each property, and conducted interviews with appraisers and/or brokers active in the properties' respective markets.

Discount rates used ranged from 12.5% to 14.0% and are applicable to each property based on the conditions as reported above.

A reversionary (terminal) capitalization rate was applied to the 11th year's net operating income. The terminal capitalization rate was based on a 0.25% to 1.0% increase over the going-in capitalization rate, depending on the age of the property and economic prospects for the marketplace. This increase in capitalization rates from the going-in rate also accounts for capital improvements that may be required at the time of future re-sale as the property will have aged 10 years. It also considers the subject's market appeal at the end of the holding period.

Valuation

The market value conclusions for the two (2) shopping center properties are provided on the following pages.

                                 SUBJECT PROPERTY

Shopping Center:                    Tarrytown Mall

Location:                           Rocky Mount, North Carolina

Size:                               321,094 square feet

Current Vacancy
      Leasable:                     35,353 square feet (11.0%)
      Non-Leasable:                 15,543  (4.8%)
                                    ------
      Total Vacancy:                50,896 square feet (15.9%)


Capitalization Rate:                11.0%
Value - Direct Capitalization:      $5,940,000

Discounted Cash Flow
Discount (Yield) Rate:              13.0%
Value - Discounted Cash Flow:       $5,850,000

Value Conclusion:                   $5,900,000

Comments: This is a large community center/mall constructed in 1964 and remodeled in 1989. The center includes five kiosks and three pad sites. The pad occupied by Tarrytown Automotive was reportedly sold in August 1996 for development of a fast food restaurant. The center is anchored by Montgomery Ward (74,069 square feet), Goody's Family Clothing (24,000 square feet), and K&W (12,240 square feet). The other anchor, Wholesale Depot, declared bankruptcy and vacated 79,066 square feet in 1994. The space was released in the last year to Charter School, a private education facility.

NOTE:  An operating history schedule is provided for this property. The schedule includes a five year comparison (1992-1996) of income less vacancies and abatements, expenses (real estate taxes, insurance, common area maintenance, miscellaneous and management fees), and net operating income. In addition, an owner's projected for 1997 and appraiser's first year projection of the income and expense amounts are provided. The source of the schedule was First Washington Management, Inc.

                             SUBJECT PROPERTY

Shopping Center:                    Woodlawn Village Shopping Center

Location:                           Fredericksburg, Virginia

Size:                               49,800 square feet

Current Vacancy
Leasable:                      1,200 square feet (2.4%)
Non-Leasable:                      0 (0%)
Total Vacancy:                 1,200 square feet (2.4%)

Capitalization Rate:                11.0%
Value - Direct Capitalization:      $2,360,000

Discount (Yield) Rate:              12.5%
Value - Discounted Cash Flow:       $2,290,000

Value Conclusion:                   $2,300,000

Comments: This is a neighborhood shopping center located in Fredericksburg, Virginia along Route 607 at Cleremont Drive. The property is located northeast of the downtown area. The center is anchored by Food Lion and Revco.

The Food Lion's expansion was completed 1997. According to reports by management, CVS/Revco has reported that they will be vacating at the end of their current term (June 2001), and are seeking a free standing site in the neighborhood.

We have been advised by management that purchase offers have been received on the property ranging from $2,075,000 to $2,450,000.

NOTE:  An operating history schedule is provided for this property. The schedule includes a five year comparison (1992-1996) of income less vacancies and abatements, expenses (real estate taxes, insurance, common area maintenance, miscellaneous and management fees), and net operating income. In addition, an owner's projected for 1997 and appraiser's first year projection of the income and expense amounts are provided. The source of the schedule was First Washington Management, Inc.

Capitalization Rate and Yield Rate Discussion

The capitalization of an income stream by direct capitalization is a method used to convert a single year's estimate of income into a market value indication. Alternatively, yield capitalization is often used to convert future benefits to present value by applying an appropriate yield rate. Both methods are consistent with the premises on which income producing properties are purchased. The typical investor is purchasing future benefits which are anticipated from the income stream that a property is capable of producing over the holding period. Inherent in the capitalization and yield rates are the factors for the return on and of capital, and for the risk attributed to the uncertainty of realizing projected future benefits. Essentially, the rates consider the quality, quantity, and durability of the income stream which the property is capable of producing. There are several factors which must be considered in determining an appropriate rates for any given property. These factors include the following:

  Location
  Physical characteristics of the property
  Stability of leasing
  Strength and credibility of tenancy
  Market conditions

The rates selected for each property were based on the characteristics specific to each property, and the perceived risk of receiving the projected net income. In order to assess the risk associated with the properties' individual locational characteristics, we contacted appraisers and/or real estate brokers active in each of the respective markets and had discussions with First Washington Management and Legg Mason. This information provided us with some understanding of the state of each of the markets, and the subjects' relative position within the markets. Where available, information was obtained regarding sales of comparable centers in the subjects' markets that were used to develop appropriate rates. Information regarding the subject properties' income stream patterns, vacancy and turnover was obtained by examining the subjects' occupancy and operating histories.

In the evaluation of each of the centers, rates were selected based on the perceived risk associate with receiving the projected net income. Investment criteria provided by the Korpacz Real Estate Investor Survey, for the Fourth Quarter 1997, is shown below.


	NATIONAL RETAIL MARKET INDICES

KEY INDICATORS                  CURRENT QUARTER            LAST YEAR

Free and Clear Equity Returns (IRR or Yield Rates)

   Range                        10.00% - 14.00%            10.00% - 14.00%
   Average                      11.54%                     11.63%

Overall Capitalization Rate

   Range                        8.00% - 13.0%              8.25% - 13.00%
   Average                      9.89%                      9.78%

Residual Capitalization

In choosing the appropriate capitalization rates and yield rates for the subject properties, we have reviewed the locational and income characteristics of each property, and selected rates that take into account the existing tenancy, condition of the property, and current investor trends. Furthermore, conversations were conducted with local market participants to include brokers, and other appraisers regarding investment rates in the individual markets. The selected rates are felt to be reflective of present investor requirements and current financial market conditions. We have factored in the variables of risk to include location, anticipated rent levels, existing tenancy and mix, structure of the leases, i.e., terms, age and condition of the improvements, the investment alternatives, and the class of real estate in which the subject falls.

              Mid-Atlantic Centers Limited Partnership
                Valuation Summary - December 1, 1997

Name                 Tarrytown Mall    Woodlawn Village
Location             Rocky Mount, NC   Fredericksburg, VA   Total

Size                       321,094          49,800         370,894
Vacancy
 Leasable (Sq.Ft.)          35,353           1,200
 %                            11.0%           2.4%
 Non-Leasable               15,543               0
 %                             4.8%           0.0%
 Total Vacancy              50,896           1,200
 %                            15.9%           2.4%

Projected Income
 Effective Gross Income $1,477,674       $381,834     $1,859,508
 Expenses                  823,912        122,400        946,312
 Net Operating Income     $653,762       $259,434       $913,196

Capitalization Rate           11.0%          11.0%
Value by Direct
   Capitalization       $5,940,000     $2,360,000

Discount Rate                 13.0%          12.5%
Value by Disc Cash Flow $5,850,000     $2,290,000

Reconciled Value        $5,900,000     $2,300,000     $8,200,000
Plus:Value of Excess
     Ground                                                   $0
Less:Capital
     Improvements                0              0             $0
Value Conclusion        $5,900,000      $2,300,000    $8,200,000

CONCLUSION

On the facing page is a summary of the conclusions contained within this report. As noted, the total value of the subject properties is estimated to be $8,200,000.

Thus, as a result of our study and by virtue of our experience, we are of the opinion that the properties described herein have a collective market value as of December 1, 1997, as follows:

                        MARKET VALUE, "AS IS"

               EIGHT MILLION TWO HUNDRED THOUSAND DOLLARS
                           ($8,200,000)

The above estimated value is subject to and predicated upon the general assumptions and limiting conditions set forth earlier in the report. Neither this appraisal assignment nor the prospect of future employment has been conditioned upon this appraisal producing a specific value. Should you have any questions concerning this appraisal or the value conclusions developed in this report, please contact this office.

Respectfully submitted,
SAPPERSTEIN & ASSOCIATES, LLC

/s/ Dean G. Gutridge

Dean G. Gutridge, Senior Associate

Reviewed and Approved by:

/s/ Gary L. Sapperstein

Gary L. Sapperstein, MAI, SRPA


                                CERTIFICATION

   Except as otherwise noted in this appraisal report, we hereby certify that:

1. To the best of our knowledge and belief the statements of fact contained in this report are true and correct.

2. Physical inspections of the properties, that are the subject of this report, were not made by the appraisers.

3. We have no present or contemplated future interest in the real estate that is the subject of this appraisal report.

4. We have no personal interest or bias with respect to the subject matter of this appraisal report or the parties involved.

5. The reported analyses, opinions and conclusions are limited only by the reported assumptions and limiting conditions, and are our personal, unbiased professional analyses, opinions, and conclusions.

6. This appraisal report sets forth all of the special and limiting conditions (imposed by the terms of the assignment or by the undersigned) affecting the analyses, opinions and conclusions contained in this report.

7. The use of this report is subject to the requirements of the Appraisal Institute relating to review by its duly authorized representatives.

8. This appraisal report has been made in conformity with and is subject to the requirements of the Code of Ethics and Standards of Professional Practice and Conduct of the Appraisal Institute, the Appraisal Foundation, and the duly authorized legislative authority for the states of Maryland, Virginia and the District of Columbia.

9. No one other than the undersigned prepared the analyses, conclusions and opinions concerning real estate that are set forth in this appraisal report (unless otherwise specified).

10.The Appraisal Institute conducts a mandatory program of continuing education for its designated members.  MAIs and RM who meet the minimum
   standards of     this program are awarded periodic educational
   certification. Gary Lee Sapperstein has been certified under this program. Mr. Sapperstein is a Certified/General Real Estate Appraiser in the Commonwealth of Virginia, the State of Maryland, and the District of Columbia. As of the date of this report, Gary Lee Sapperstein, has completed the requirements under the continuing education program of the Appraisal Institute.

11. Our compensation is not contingent upon the reporting of a predetermined value or direction in value that favors the cause of the client, the amount of the value estimate, the attainment of a stipulated result, or the occurrence of a subsequent event.

12. We hereby certify that this appraisal was not based upon a requested minimum valuation, a specific valuation, or the approval of a loan.

13. The undersigned member(s) has (have) appraised properties similar to the subject, and is (are) therefore in compliance with the competency provision of the Uniform Standards of Professional Appraisal Practice.


/s/ Dean G. Gutridge
Dean G. Gutridge, Senior Associate


/s/ Gary Lee Sapperstein
Gary Lee Sapperstein, MAI-SRPA, President


                         LIMITING CONDITIONS

1. The appraiser will not be required to give testimony or appear in court because of having made this appraisal, with reference to the property in question, unless arrangements have been previously made.

2. Possession of this report, or a copy thereof, does not carry with it the right of publication. It may not be used for any purpose by any person other than the party to whom it is addressed without the written consent of the appraiser and, in any event, only with proper qualification and only in its entirety.

3. The distribution of the total valuation in this report between land and improvement applies only under the reported highest and best use of the property. The allocations of value for land and improvements must not be used in conjunction with any other appraisal and are invalid if so used.

4. One (or more) of the signatories of this appraisal report is a Member (or Candidate) of the Appraisal Institute. The Bylaws and Regulations of the Institute require each Member and Candidate to control the use and distribution of each appraisal report signed by such Member or Candidate. Therefore, except as hereinafter provided, the party for whom this appraisal was prepared may distribute copies of this appraisal report, in its entirety, to such third parties as may be selected by the party for whom this appraisal report was prepared; however, selected portions of this appraisal report shall not be given to third parties without the prior written consent of the signatories of this appraisal report. Further, neither all nor any part of this appraisal report shall be disseminated to the general public by use of advertising media, public relations media, news media, sales media or other media for public communication without prior written consent of the signatories of this appraisal report.

5. In the event that this appraisal contains a valuation of an estate in land that is less than the entire fee simple estate, it is noted that (I) the value reported for such estate relates to a fractional interest only in the real estate involved; and (ii) the value of this fractional interest, plus the value of all other fractional interests, may or may not equal the value of the entire fee simple estate considered as a whole.


                         SPECIAL LIMITING CONDITIONS

1. As agreed upon with the client prior to the preparation of this appraisal, this is a Limited Appraisal because it invokes the Departure Provision of the Uniform Standards of Professional Appraisal Practice. As such, information pertinent to the valuation has not been considered and/or the full valuation process has not been applied. Depending on the type and degree of limitations, the reliability of the value conclusion provided herein may be reduced.

   The report does not include discussions of the data, reasoning, and analyses that were used in the appraisal process to develop the appraiser's opinion of value. The information contained in this report is specific to the needs of the client and for the intended use stated in this report. The appraiser is not responsible for unauthorized use of this report.

3. The appraiser has relied upon the rent rolls and financial statements provided by the Client for valuing the subject properties. An audit of this data was not conducted by the appraiser or by a disinterested third party to ascertain its integrity. The appraiser reserves the right to modify its value conclusions if the data provided is not factually correct.

4. Physical inspections of the properties were not conducted by the signatories of this report. The appraiser reserves the right to modify its value conclusions if the condition of the properties is different from that represented by the Client.

5. The appraiser has relied upon certain representations made by the client with respect to the properties. The appraiser reserves the right to modify its value conclusions if the data provided is not factually correct.



                          GENERAL ASSUMPTIONS

1. The legal description used in this report is assumed to be correct.

2. No survey of the property has been made by the appraiser and no responsibility is assumed in connection with such matters. Sketches in this report are included only to assist the reader in visualizing the property.

3. No responsibility is assumed for matters of a legal nature affecting title to the property nor is an opinion of title rendered. The title is assumed to be good and merchantable.

4. Information furnished by others is assumed to be true, correct, and reliable. A reasonable effort has been made to verify such information; however, no responsibility for its accuracy is assumed by the appraiser.

5. All mortgages, liens, encumbrances, leases, and servitudes have been disregarded unless so specified within the report. The property is appraised as though under responsible ownership and competent management.

6. It is assumed that there are no hidden or unapparent conditions of the property, subsoil, or structures which would render it more or less valuable. No responsibility is assumed for such conditions or for engineering which may be required to discover such factors. Further, it is assumed that no toxic or radioactive materials are located upon or buried within the subject property. If such materials are found on the properties under appraisal, the appraisers reserve to the right to modify the value conclusion found on the appraisal report.

7. It is assumed that there is full compliance with all applicable federal, state and local environment regulations and laws of the date of the appraisal unless noncompliance is stated, defined, and considered in the appraisal report.

8. It is assumed that all applicable zoning and use regulations and restrictions have been complied with, unless a non-conformity has been stated, defined, and considered in the appraisal report.

9. It is assumed that all required licenses, consents, or other legislative or administrative authority from any local, state, or national governmental or private entity or organization have been made or can be obtained or renewed for any use on which the value estimate contained in this report is based.

10.It is assumed that the utilization of the land (and improvements) is within the boundaries or property lines of the property described and that there is no encroachment or trespass unless noted within the report.

11.It is assumed that the property does not contain within its confines any unmarked burial grounds which would preclude or hamper the development process.

12.This document should not be used as a basis to determine the structural adequacy/inadequacy of the property described herein, but rather for valuation purposes only.

13.It is assumed that the subject structure meets the applicable building codes for it's respective jurisdiction. We assume no responsibility/ liability for the inclusion/exclusion of any structural component item which may have an impact on value.

	GENERAL ASSUMPTIONS (Continued)

14.It is assumed that the subject property will meet all code requirements as they relate to proper soil compaction, grading, and drainage. We further reserve the right to alter value should a material change in the status of subject be discovered.

15.Building plans, surveys and gross building area calculations as supplied to the appraisers by the client, are assumed to be reasonably accurate. In any event, the appraiser assumes no responsibility or liability for the accuracy of such information/data provided. In this particular instance, we were not afforded with building plans, specifications, site plan or survey of the property. This information was provided to your appraisers by the lender via a descriptive narrative from an unknown source, and we have relied upon same.

16.Our investigation makes it reasonable to assume, for appraisal purposes, that no insulation or other product banned by the Consumer Products Safety Commission has been introduced into the appraised premises.

17.Fundamental to the valuation analysis is the assumption that no change in zoning is either proposed or eminent. Should a change in zoning status occur from the property's present classification, the appraisers reserve the right to alter or amend value accordingly.

18.Unless stated otherwise in this report, the existence of hazardous materials, which may or may not be present on the property, was not observed by the appraiser(s). The appraiser has no knowledge of the existence of such materials on or in the property. The appraiser is not qualified to detect such substances. The presence of substances such as asbestos, urea-formaldehyde foam insulation, or other potentially hazardous materials, may affect the value of the property. The value estimate in this appraisal report is predicated on the assumption that there is no such material on or in the property that would cause a loss in value. No responsibility is assumed for any such conditions, or for any expertise or engineering knowledge required to discover them. If desired, the client is urged to retain an expert in this field.

19.The Americans with Disabilities Act (ADA) became effective on January 26,
   1992. We have not made a specific compliance survey and analysis of the property to determine if it is in conformance with the various detailed requirements of the ADA. It is possible that a compliance survey of the property along with a detailed analysis of the requirements of the ADA could reveal that the property is not in compliance with one or more of the requirements of the Act. If so, this could have a negative effect upon the value of the property. Since we do not have direct evidence relating to this issue, we did not consider possible non-compliance with the requirements of the ADA in estimating the value of the property.


The letter of valuation report has a section titled "ARGUS Analysis". This section consists of the following schedules:

(a)Tarrytown Mall Shopping Center:

   1. Schedule of Prospective Cash Flow In Inflated Dollars for the Fiscal Year beginning 12/1/1997
   2. Prospective Present Value, Cash Flow Before Debt Service plus Property Resale Discounted Annually (End-point on Cash Flow & Resale) over a 10-Year Period
   3. Presentation Rent Roll & Current Term Tenant Summary as of December 31, 1997 for 321,904 Square Feet

(b)Woodlawn Village Shopping Center:
   1. Schedule of Prospective Cash Flow In Inflated Dollars for the Fiscal Year beginning 12/1/1997
   2. Prospective Present Value, Cash Flow Before Debt Service plus Property Resale Discounted Annually (End-point on Cash Flow & Resale) over a 10-Year Period
   3. Presentation Rent Roll & Current Term Tenant Summary as of December 31, 1997 for 54,144 Square Feet


NOTE: The schedule of Prospective Cash Flow for each shopping center presents for 11 years an account by account analysis in the following categories: potential gross revenue, revenue adjustments, operating expenses, and leasing and capital costs. The resulting total is cash flow before debt service and income tax.

NOTE: The schedule of prospective present value for each shopping center presents for 10 analysis periods the present value of cash flow at 10.00%, 10.50%, 11.00%, 11.50%, 12.00%, 12.50%, 13.00%, 13.50%, and 14.00% based on the annual cash flow amounts reached for years one through ten from the respective schedule of prospective cash flow. The present value of cash flow at each rate for years one through ten are totaled and a total property present value per square foot is presented. A percentage value distribution table is also presented which consists of assured income, prospective income, and prospective property resale.


QUALIFICATIONS


GARY LEE SAPPERSTEIN, MAI-SRPA
6917 Arlington Road, Suite 300
Bethesda, Maryland  20814

EDUCATION       Maryland University - B.S. Degree (Business)
                American University - Appraisal I-A, I-B, II, Residential
                Valuation, Litigation Valuation and Course 202 - Applied
                Income Property Valuation, Standards of Professional Practice
                Yearly Seminars Sponsored by AIREA, SREA, MBA and Other
                Organizations

MEMBERSHIPS	    The Appraisal Institute:
                MAI - Member Appraisal Institute
                SRPA - Senior Real Property Appraiser
                1993 - Chapter Board of Directors
                Realtor, Washington Board of Realtors
                Advisory Board Director, Allegiance Bank N.A.

EMPLOYMENT      Sapperstein & Associates, September 1982 to Present
                Former, V.P., Associate Appraiser - Philip R. Lamb & Co.,
                October 1978 to August 1982

LICENSED        Real Estate Broker in State of Maryland
                Real Estate Broker in District of Columbia

CERTIFICATION   Certified General Real Estate Appraiser in Maryland (#04-
                10002), Virginia (#4001-000176), and the District of Columbia
                (10042)
QUALIFIED EXPERT
WITNESS         Federal Tax Court, Maryland Tax Court, Expert Witness
                Consultant - D.C. Board of Appeals
TYPES OF
APPRAISALS      Residential dwellings, condominiums, shopping centers,
                apartments, assisted living facilities, office buildings, hotels, commercial, industrial and special purpose buildings, school sites, parking lots, farms and acreage, subdivision, golf and country clubs, dam sites and parks, partial takings for highway and utility right-of-ways, urban renewal projects, special benefits, fair annual rental studies, re-use appraisals and feasibility studies.

OTHER SERVICES  Professional consultation services and limited brokerage services are provided, upon request.

APPRAISAL ASSIGNMENTS COMPLETED FOR THE FOLLOWING CLIENTS:

Government Agencies: Federal Government (U.S. Post Office Department), Montgomery County Government, Prince George's County, Department of Transportation, Maryland National Park and Planning Commission, State Highway Administration, Montgomery County Board of Realtors, City of Rockville,
City of College Park, Government of the District of Columbia, The Housing Opportunities Commission, Department of Housing and Community Development, Pennsylvania Avenue Development Corporation (P.A.D.C.).

Commercial and Industrial Firms: Legg Mason, Reality Advisory Services Group, Merrill Lynch, The Traveler's Insurance, J.P. Morgan Financial, Paine Webber, Transamerica Relation Service, Inc. Cities Service Oil Company, Kodak, GMAC, Equitable Relocation Service, TRW Systems, C&P Telephone Company, Kenneth Michaels Company, CNA Insurance Company, Magna Group, Inc., Techtronics, Inc., Employee Transfer Corporation, Realty Investment Corporation, H.B.W. Group, Weaver Brothers, Carey Winston Company, K.T. Wade Associates, Foulger Pratt Construction Company, Lloyd Moore Development Company, Marriott Corporation, C.I. Mitchell & Best, Washington National Realty, GEICO, Gordon Builders, Aldre, Newlife Group, Potomac Investment Associates, Abrams & Associates, Anastasi-Stephens Group, Howard Hughes Medical Institute, The GLM
Corporation, The Ward Corporation, Sigal-Zuckerman, Greenhill Capital Corporation, Landstar Development Company, Design-Tech, NV Land, Cross Builders, Goodman Homes, Royco, and Standard Properties among others.

             SERVING THE BALTIMORE/WASHINGTON/RICHMOND METROPOLITAN AREA

              Phone - (301) 654-0214         Fax   - (301) 654-0272


DEAN G. GUTRIDGE

POSITION             Senior Associate, Sapperstein & Associates
                     Bethesda, Maryland - 1991 to Present

CERTIFICATION        Certified General Appraiser - Maryland - #4-20093
                     Certified General Appraiser - Virginia - #4001-003572

EDUCATION            B.S., University of Maryland, College Park, MD
                     Appraisal Institute:
                     510   Advanced Income Capitalization
                     530   Advanced Sales Comparison and Cost Approaches
                     I-A,  Basic Principles
                     I-B,  Capitalization Theory and Techniques
                     II,   Urban Properties
                     VIII, S.F.D. Residential Valuation
                          Standards of Professional Practice, A & B

                   Seminars and Professional Instruction:
                   Office Park Development - Urban Land Institute
                   Shopping Center Development - Urban Land Institute Office/Retail Lease Negotiation - Northwest University Urban Land Use Planning - American University
                   Housing Markets - American University

PROFESSIONAL
HISTORY            Miller Properties, Vice President - Development
                   1987 to 1991

                   Westmark Mortgage Corp, Senior Vice President - Operations 1984 to 1987

                   Lipman, Frizzell & Mitchell, Appraisal Associate
                   1983 to 1984

                   Adolph C. Rohland & Associates, Appraisal Associate 1978 to 1982

QUALIFIED EXPERT
WITNESS            Prince George's County Board of Appeals
                   U.S. Bankruptcy Court

APPRAISAL
ASSIGNMENTS        Shopping centers, office, industrial/warehouse, retail,
                   multi-family, hotels, special purpose, commercial and residential land, fair annual rental studies, feasibility studies.

ADDITIONAL
INFORMATION        Real Estate Broker in the State of Maryland


(Source: Uniform Standards of Professional Appraisal Practice - 1997 Edition,
The Appraisal Foundation.)	Appraisal Institute, The Dictionary of Real
Estate Appraisal, Third Edition (Chicago:  Appraisal Institute, 1993).